Insert C



Shareholder Voting Results (Unaudited)

The Annual Meeting of shareholders of the Chartwell
Dividend and Income Fund, Inc. was held on April 21,
2010 at the offices of PNC Global Investment
Servicing, 103 Bellevue Parkway, Wilmington,
Delaware. The description of the proposal and number of shares voted at the meeting are as follows:

		VOTES
FOR	VOTES AGAINST	VOTES WITHHELD

To elect the following director to serve as the Class II director for a three-year term expiring in 2013:
Bernard P. Schaffer

14,236,550


0


685,353



Directors whose terms of office continue beyond this meeting are Winthrop S. Jessup, Marie D. Fairchild,
Kenneth F. Herlihy and C. Warren Ormerod.

PHTRANS/ 480373. 4